QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the three and six months ended January 31, 2009 and the audited consolidated financial statements for the year ended July 31, 2008 which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of March 20, 2009. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

In recent months, the deterioration of global economic conditions has resulted in a significant weakening of base metal prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds.

Accordingly, we are actively monitoring the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

1.2            Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. (“HDSI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDSI to bring to the Company all corporate opportunities which come to HDSI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the Over The Counter Bulletin Board under the symbol QZMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

Not required in interim MD&A.

1.4            Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30
	2009	2008	2008	2008	2008	2007	2007	2007

Current assets	$453,306	$504,270	$612,510	$650,216	$684,201	$775,797	$712,910	$705,130
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	453,307	504,271	612,511	650,217	684,202	775,798	712,911	705,131

Current liabilities	16,314	23,768	20,519	10,515	16,801	16,878	14,408	14,234
Shareholders’ equity	436,993	480,503	591,992	639,702	667,401	758,920	698,503	690,897
Total liabilities and
shareholders’ equity	453,307	504,271	612,511	650,217	684,202	775,798	712,911	705,131

Working capital	436,992	480,502	591,991	639,701	667,400	758,919	698,502	690,896

Expenses
Foreign exchange loss (gain)	7,648	79,116	8,870	2,834	37,250	(78,828)	(25,089)	(36,548)
Interest income	(1,886)	(2,088)	(3,964)	(3,909)	(7,609)	(8,983)	(7,259)	(6,688)
Legal, accounting and audit	13,131	278	20,120	3,905	10,264	490	–	18,044
Office and administration	19,782	28,327	18,083	18,667	32,474	23,846	20,810	24,286
Regulatory, trust and filing	4,835	5,856	4,601	6,202	19,140	3,058	3,932	8,930
Travel and conferences	–	–	–	–	–	–	–	777
Loss (income) for the period	$43,510	$111,489	$47,710	$27,699	$91,519	$(60,417)	$(7,606)	$8,801

Basic and diluted loss per
share	$0.00	$0.01	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Three Months Ended January 31, 2009

The loss for the quarter ended January 31, 2009 was $43,510, compared with a loss of $91,519 in the same period of 2008. The decrease in loss was mainly due to a reduction of activities during the period. The Company recorded a foreign exchange loss of $7,648 for the period ended January 31, 2009, compared with a loss of $37,250 in the same period of fiscal 2008. Most of the Company’s cash and cash equivalents are held in Canadian dollars, but the Company reports in United States dollars.

Interest income for the three month period ended January 31, 2009 was $1,886, compared with $7,609 in the same period of 2008, due mainly to a lower monthly average cash balance and declining interest rates.

Office and administration expenses decreased to $19,782 in the quarter ended January 31, 2009 from $32,474 in the same period of 2008. Regulatory, trust and filing decreased to $4,835 for the current period compared to $19,140 for the same period of last year. The decreases in such expense items were mainly due to a reduced level of exploration and property investigation activity during the three months ended January 31, 2009, as well as the Company’s efforts to reduce general operating costs in the current economic conditions.

Six Months Ended January 31, 2009

The loss for the six months ended January 31, 2009 was $154,999, compared with the loss of $31,102 in the same period of the previous year. The increase in loss primarily resulted from foreign exchange. The Company incurred a $86,764 foreign exchange loss in the six months ended January 31, 2009, compared with a gain of $41,578 in the same period of fiscal 2008, during which the Canadian dollar appreciated dramatically against the United States dollar. In fiscal 2009, the Canadian dollar depreciated from $0.94 to the United States dollar at the beginning of the year to $0.82 to the United States as of January 31, 2009.

Interest income for the six months ended January 31, 2009 was $3,974, a decrease from $16,592 earned in the same period of 2008, due to lower cash and cash equivalents balances (2009 – $443,717; 2008 –$667,974) and reduced interest rates.

Office and administration expenses decreased marginally to $48,109 in the six months ended January 31, 2009 from $56,320 in the same period of 2008. Regulatory, trust and filing amounted $10,691 for the six month period compared to $22,198 for the same period of last year. The decrease in costs incurred is the result of the Company undertaking no material exploration or property investigation activities during the six months ended January 31, 2009.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

At January 31, 2009, the Company had positive working capital of approximately $436,992 (January 31, 2008 – $667,400) which is sufficient to fund expected administrative costs and mineral property investigations for the remaining six months of the year. The decrease in working capital since July 31, 2008 is mainly due to foreign exchange, and the use of funds in searching for a suitable exploration project, and general corporate costs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Additional capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at January 31, 2009.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

None.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9            Transactions with Related Parties

Hunter Dickinson Service Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. For the six months ended January 31, 2009, the Company paid HDSI $49,561 (2008 – $48,431) for such services.

Exploration advances to and from HDSI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10          Fourth Quarter

Not applicable.

1.11          Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12          Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13          Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the interim financial statements for the period ended January 31, 2009.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1       Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in note 3(b) to the consolidated financial statements for the fiscal year ended July 31, 2008.

(b) expensed research and development costs;

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

Number
Common shares	13,399,426

1.15.3        Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended January 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended January 31, 2009 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.